Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E., MS 03-08
Washington, D.C. 20549
September 10, 2007
Mr. Thompson:
     Set forth below is our response to the Commission’s comment given by letter dated July 24, 2007 regarding our Form 10-K for the year ended February 3, 2007 and our Form 10-Q for the first quarter ended May 5, 2007. I have included the comment from that letter along with our response. Our response appears immediately below the comment:
Staff Comment — Segment Reporting, page 36 of Form 10-K for the year ended February 3, 2007:
     Staff’s comment — We have considered your response to comment two in our letter dated June 14, 2007. Based on the information you have provided, it appears that your Jimmy’Z retail stores should be presented as a separate reportable segment pursuant to SFAS 131. In this regard, we note that your Jimmy’Z retails stores do not currently exhibit merchandise or gross margins similar to your other operating segments. Moreover, we do not expect that you can predict or demonstrate that the Jimmy’Z stores will exhibit long-term financial performance similar to your other operating segments, given the limited operating history of the Jimmy’Z stores and the uncertainty regarding customer acceptance of this new store concept. Thus please revise your financial statements accordingly. If you would propose to revise your presentation in future filings rather than amending the historical financial statements, please tell us how you concluded that a revision to the historical financial statements is not required. If you continue to believe you are not required to present the Jimmy’Z retail stores as a separate reportable segment, please provide us further support for your position, including an explanation as to how aggregation of this operating segment with your other operating segments is consistent with the objectives and basic principles of SFAS 131.
     Response — We acknowledge the staff’s comment. As we described in our previous response letter dated July 11, 2007, we have concluded that the Aeropostale, including Aeropostale e-commerce, and Jimmy’Z concepts constitute separate operating segments, but one reportable segment. We came to this conclusion after analysis of all relevant rules and regulations related to segment reporting, and after considering the evolution and growth of the company.
     Our conclusion regarding operating segments is based on the operation and management of each business. The internal reports for the Aeropostale and Jimmy’Z concepts are generated and reviewed separately by our Chief Executive Officer, who operates as our Chief Operating Decision Maker (“CODM”). Our CODM assesses the performance of these operating segments and makes decisions based on this assessment. The key metrics that the CODM reviews include sales levels and trends, merchandise margin amounts and percentages of sales, gross margin amounts and percentages of sales, and the levels, assortment and age of merchandise inventory. Our CODM receives daily and weekly flash sales reports as well as daily and weekly sales merchandise margin reports that summarize merchandise margins before any design or buying costs. Monthly, our CODM receives income statements by operating segments, including the Jimmy’Z income statement that has gross margin amounts and percentages.
•	Merchandise margin is defined as net sales, offset by cost of goods sold. Merchandise margin also includes payroll for our design and production departments.
•	Gross margin includes merchandise margin; distribution and warehousing; freight from the distribution center and warehouse to the stores; payroll for our merchandising departments, and occupancy costs. Occupancy costs include: rent, contingent rents, common area maintenance charges, real estate taxes, utilities, repairs, maintenance and all depreciation.
     As we discussed in our previous response letter, we believe the Aeropostale and Jimmy’Z operating segments may be aggregated into a single operating segment, in accordance with paragraph 17 of FAS 131. In our previous response letter, we outlined the similarities in the products offered by Aeropostale and Jimmy’Z, the production processes for those products and overlap of vendors utilized to manufacture those products, customer demographics, and methods of distribution. We also discussed the similar economic characteristics that both operating segments exhibit.
     The staff noted that the Jimmy’Z retails stores do not currently exhibit merchandise or gross margins similar to our other operating segments. We believe that it is important to again highlight that our Jimmy’Z business is currently in its development stage, and only its second full-year of operations. It is during this development stage that we continue to evolve and fine-tune the merchandise assortment in an effort to reach our long-term key objective of achieving long- term merchandise margins similar to our Aeropostale concept. In addition, the merchandise margins we included in our previous response letter and our externally reported merchandise margin includes payroll for our design and production departments. Therefore the merchandise margin for our Jimmy’Z concept, as a percent of sales, will not be similar to our Aeropostale concept until Jimmy’Z achieves adequate sales volume to leverage these payroll costs. During the development stage, our CODM receives merchandise margin results with and without the above- mentioned internal costs. During the development stage and until such time that Jimmy’Z achieves adequate sales volume to leverage these internal costs, our CODM focuses his review around merchandise margin, excluding the design and production payroll costs.
     Question #8 of the Q&A Guidance on Applying Statement # 131 addresses the aggregation of operating segments with similar economic characteristics. The answer to #8 states that the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments again are expected to have similar gross margins and sales trends, the two segments may be aggregated. Accordingly, we have based our conclusions on future prospects when assessing the economic similarities of Aeropostale and Jimmy’Z.
     We have determined that the most meaningful economic metric to use for purposes of long-term economic similarities analysis is merchandise margin. As we discussed above, our merchandise margin includes design and production payroll costs. This performance measure is significant to our CODM and senior management in determining the key decisions they will make that will be critical to the long-term success of our concepts. Our Jimmy’Z business was modeled with a long-term goal of achieving future economic results similar to our Aeropostale business, and with a similar cost structure. In January 2007, we conducted our annual long-term strategic initiative sessions with our Board of Directors. During these sessions, we reviewed our growth plans for our existing concepts, as well as initiatives that may include new concepts. The plans we presented to our board assumed the achievement of similar merchandise margins, for both Jimmy’Z and Aeropostale in 2009. These plans also assumed that we would be operating approximately 94 Jimmy’Z stores in 2009. It is at that point that we believe that the Jimmy’Z concept will generate sufficient sales volume to leverage the design and production payroll costs that we include in the Jimmy’Z merchandise margin, resulting in a Jimmy’Z merchandise margin of approximately 50%, which is similar to our Aeropostale concept. The next strategic update session with our board is scheduled for November of this year. The following table summarizes the three-year merchandise margin plan, as a percent of sales, for each concept that we presented to our Board in January 2007. As we discussed above, this merchandise margin includes design and production payroll costs:

	2007	2008	2009
Aeropostale	49%	49%	50%
Jimmy’Z	27%	46%	50%
Planned number of Aeropostale stores	813	888	963
Planned number of Jimmy’Z stores	14	44	94

     As we discussed in our previous response letter, our Aeropostale and Jimmy’Z concepts both offer similar apparel goods products, consisting of knit and woven tops, shorts, jeans, pants, outer-ware and accessory goods. In addition, current average sales of approximately $950,000 per Jimmy’Z store are comparable to Aeropostale stores during 1998, when we operated only 100 Aeropostale stores.
     We also described in our previous response letter similarities in occupancy, construction, and payroll costs between our Aeropostale and Jimmy’Z retail businesses. Our three-year strategic plan assumes that these cost similarities will continue. Finally, as we mentioned above, in our previous response letter we outlined the similarities in the products offered by Aeropostale and Jimmy’Z, the production processes for those products and overlap of vendors utilized to manufacture those products, customer demographics, and methods of distribution, in accordance with paragraph 17 of FAS 131.
     Thus after reviewing relevant criteria and the key performance metric used by our CODM, we have concluded that the aggregation criteria has been met, permitting disclosure of the Aeropostale and Jimmy’Z operating segments as one reportable segment. We will continue this analysis and will revise this reporting format should we conclude that aggregation of these operating segments is no longer warranted.
     Additionally, we believe that the Jimmy’Z operating segment was immaterial to our consolidated financial statements for the fiscal years ended February 3, 2007 and January 28, 2006. Net sales for Jimmy’Z were 1% of consolidated net sales for the year ended February 3, 2007 and less than 1% for the year ended January 28, 2006. Net losses from Jimmy’Z were 6% of consolidated net income for both periods, and these losses have been disclosed in the Management Discussion and Analysis section of our Forms 10-K and 10-Q. Jimmy’Z total assets were less than 2% and 3% of consolidated total assets for the above mentioned periods, respectively.
     The Jimmy’Z stores comprise only 14 stores, or 2%, of our total chain wide store base of over 800 stores. In our opinion, based upon the impact that it has on the business, the percentage impact is not significant to our overall results of operation. The meaningful analysis that investors would use to base investment decisions upon, is the results of our consolidated financial statements. In furtherance of this point, below is an excerpt from SEC Topic 1M Materiality (“SAB 99”) on the types of considerations that should be made when assessing materiality and our consideration/response to each point:
     Among the qualitative considerations that we assessed are as follows -

*     whether the omission arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The omission was caused by management’s judgment and our conclusion to aggregate Jimmy’Z. The Jimmy’Z operating segment was in existence for a portion of the fiscal year ended January 28, 2006 and for the fiscal year ended February 3, 2007. For these periods, the impact of omitting the disclosure of Jimmy’Z as a separate reportable segment was not material, as indicated above.
*     whether the omission masks a change in earnings or other trends - The omission of reporting Jimmy’Z as a separate reportable segment had no impact on the consolidated financial statements for any period. Accordingly, the non-disclosure of the Jimmy’Z results did not mask a change in earnings. In addition, as noted above, we believe that Jimmy’Z operating results were immaterial and did not mask a change in a relevant trend. Our consolidated net income was $106.6 million for the year ended February 3, 2007 and $84.0 million for the year ended January 28, 2006, or an increase of 27%. Excluding the Jimmy’Z net losses, consolidated net income would have been $113.4 million for the year ended February 3, 2007 and $88.7 million for the year ended January 28, 2006, also an increase of 27%. In addition, the Jimmy’Z net losses for these periods were reported in the MD&A section of the applicable Form 10K covering that fiscal year.
*     whether the omission hides a failure to meet analysts’ consensus expectations for the enterprise - The omission of reporting Jimmy’Z as a separate reportable segment had no impact on the consolidated financial statements for any period. Accordingly, the disclosure has no effect on analysts’ consensus expectations.
*     whether the omission changes a loss into income or vice versa - The omission of reporting Jimmy’Z as a separate reportable segment had no impact on the consolidated financial statements for any period.
*     whether the omission concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability - The omission was caused by management’s judgment, and our conclusion to aggregate Jimmy’Z. The Jimmy’Z operating segment was in existence for a portion of the fiscal year ended January 28, 2006 and for the fiscal year ended February 3, 2007. The portion of our business related to the Jimmy’Z business has not been identified as playing a significant role in our operations or profitability. For these periods, the impact of omitting the disclosure of Jimmy’Z as a separate reportable segment was not material, as indicated above.
*     whether the omission affects the registrant’s compliance with regulatory requirements - The omission does not affect the company’s compliance with its regulatory requirements.
*     whether the omission affects the registrant’s compliance with loan covenants or other contractual requirements - The company has not had any debt outstanding for the past three fiscal years and accordingly no debt covenants to comply with. Regardless, the omission of reporting Jimmy’Z as a separate reportable segment would have no impact on our compliance loan covenants or other current contractual requirements of Aeropostale or Jimmy’Z
*     whether the omission has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation — Management incentive compensation is based primarily upon internal metrics and performance goals. The omission of reporting Jimmy’Z as a separate reportable segment would not impact any management compensation.
*     whether the omission involves concealment of an unlawful transaction - The omission does not involve any type of concealment.

     In accordance with Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
     For the reasons stated above, we do not believe that, in light of the surrounding circumstances, that the omission of reporting Jimmy’Z as a separate reportable segment would make it probable that, utilizing a reasonable persons standard, the judgment of the reader of the report would have been changed or influenced by the inclusion of Jimmy’Z as a reportable segment for the periods identified above.

Sincerely,
/s/ Michael J. Cunningham
Michael J. Cunningham
Executive Vice President — Chief Financial Officer

CC: Julian R. Geiger, Chairman and CEO